                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

Mark One

   X                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
--------                OF THE SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1997.

                        TRANSITION REPORT PURSUANT TO SECTION 13 OR
--------                15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                        (NO FEE REQUIRED)

For the transition period from                  to
Commission File Number 1-2677  ---------------      ---------------


Full title of the Plan and the address of the Plan, if different from the issuer named below:

                            Quaker State Corporation
                         Thrift and Stock Purchase Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            Quaker State Corporation
                         225 East John Carpenter Freeway
                               Irving, Texas 75062

REQUIRED INFORMATION

The Quaker State Corporation Thrift and Stock Purchase Plan (Plan), is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Therefore, in lieu of the information required by Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, except for the "limited scope exemption" contained in ERISA Section 103 (a)(3)(c) which does not apply, are attached hereto as Appendix I and are incorporated herein by reference.

EXHIBITS

The Exhibit listed below is filed as a part of this Annual Report:

1.   Consent of Coopers & Lybrand L.L.P.

                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Organization and Compensation Committee of the Board of Directors of Quaker State Corporation have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                                QUAKER STATE CORPORATION
                                                THRIFT AND STOCK PURCHASE PLAN



Date      June 24,1998                          By    /s/   Forrest R. Haselton
          ------------                                -------------------------
                                                      Forrest R. Haselton
                                                      Chairman, Organization
                                                      and Compensation Committee

                                   APPENDIX I









                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

                                    --------



                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 for the years ended December 31, 1997 and 1996

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                    ---------




                                                                         Pages
                                                                         -----
Report of Independent Accountants                                         2


Financial Statements:
        Statements of Net Assets Available for
              Benefits as of December 31, 1997 and 1996                   3-5

        Statements of Changes in Net Assets Available
              for Benefits for the years ended
              December 31, 1997 and 1996                                  6-8

        Notes to Financial Statements                                     9-13



Supplemental Schedules:
      Item 27a - Schedule of Assets Held for Investment
             Purposes as of December 31, 1997                             14

      Item 27d - Schedule of Reportable Transactions
             (Transactions in excess of 5% of Plan value)
             for the year ended December 31, 1997                         15

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Organization and Compensation
Committee of the Board of Directors
Quaker State Corporation:

We have audited the accompanying statements of net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.


Dallas, Texas
June 19, 1998

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1997

                                                                      Participant Directed Funds
                                              -----------------------------------------------------------------------------

                                                                              Formerly
                                                                               Fund C                        Fidelity
                                                 Fund A        Fund B      Quaker State        Fund D         Puritan
                                              Income Fund     Bond Fund     Stock Fund      Equity Fund        Fund
                                              -----------     ---------    ------------     -----------      --------
                     ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock                                   $  5,435,506
  Registered Investment Companies                                                    --                     $ 1,621,407
  Money market accounts                                                         127,941                              --
  Participant loans                                                                  --                              --
                                              -----------------------------------------------------------------------------

     TOTAL INVESTMENTS                                                        5,563,447                       1,621,407

RECEIVABLES
  Employee contributions                                                         66,634                          19,854
  Company contributions                                                              --                              --

ACCRUED INTEREST RECEIVABLE                                                          --                              --
                                              -----------------------------------------------------------------------------

      NET ASSETS AVAILABLE FOR BENEFITS       $        --     $      --    $  5,630,081     $        --     $ 1,641,261
                                              =============================================================================

                                                       Participant Directed Funds
                                              ------------------------------------------

                                                                              Fidelity
                                                Fidelity                     Investment
                                                Magellan      Fidelity       Grade Bond
                                                 Fund        Contrafund         Fund
                                              ----------     ----------      ----------
                     ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock
  Registered Investment Companies             $ 2,237,095     $ 2,699,960     $ 1,723,415
  Money market accounts                                --              --              --
  Participant loans                                    --              --              --
                                              -------------------------------------------

     TOTAL INVESTMENTS                          2,237,095       2,699,960       1,723,415

RECEIVABLES
  Employee contributions                           34,081          32,503          14,717
  Company contributions                                --              --              --

ACCRUED INTEREST RECEIVABLE                            --              --              --
                                              -------------------------------------------

      NET ASSETS AVAILABLE FOR BENEFITS       $ 2,271,176     $ 2,732,463     $ 1,738,132
                                              ===========================================

                                                                   (Continued)

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                December 31, 1997

                                                                         Participant Directed Funds
                                             ------------------------------------------------------------------------------------

                                                  Fidelity        Fidelity          Fidelity         Fidelity
                                                  Growth &       Low-Priced       Diversified       Retirement
                                                   Income           Stock        International     Money Market
                                                    Fund            Fund              Fund             Fund              Loans
                                                    ----            ----              ----             ----              -----
                      ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock
  Registered Investment Companies              $  8,536,472     $   2,171,905     $    847,759
  Money market accounts                                  --                --               --     $   2,573,912
  Participant loans                                      --                --               --                --     $   1,953,633
                                             -------------------------------------------------------------------------------------

     TOTAL INVESTMENTS                            8,536,472         2,171,905          847,759         2,573,912         1,953,633


RECEIVABLES
  Employee contributions                             79,241            26,076           13,900            13,754                --
  Company contributions                                  --                --               --                --                --

ACCRUED INTEREST RECEIVABLE                              --                --               --                --                --
                                             -------------------------------------------------------------------------------------

     NET ASSETS AVAILABLE FOR BENEFITS         $  8,615,713     $   2,197,981     $    861,659     $   2,587,666     $   1,953,633
                                             =====================================================================================


                                             Non-Participant
                                               Directed
                                             ---------------

                                               Formerly
                                                Fund C
                                             Quaker State
                                               Stock Fund           Total
                                               ----------           -----
                      ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock     $  8,366,562      $  13,802,068
  Registered Investment Companies                      --         19,838,013
  Money market accounts                           197,428          2,899,281
  Participant loans                                    --          1,953,633
                                             -------------------------------

     TOTAL INVESTMENTS                          8,563,990         38,492,995


RECEIVABLES
  Employee contributions                              480            301,240
  Company contributions                            80,067             80,067

ACCRUED INTEREST RECEIVABLE                         1,259              1,259
                                             -------------------------------

     NET ASSETS AVAILABLE FOR BENEFITS       $  8,645,796      $  38,875,561
                                             ===============================

   The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996

                                                                                                                  Participant
                                                                                                                  Directed and
                                                                                                                Non-Participant
                                                                Participant Directed Funds                         Directed
                                            -----------------------------------------------------------------------------------
                                                                                                                     Fund C
                                              Fund A            Fund B            Fund D                          Quaker State
                                           Income Fund         Bond Fund        Equity Fund        Loans           Stock Fund
                                           -----------         ---------        -----------        -----          ------------
                   ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock                                                                         $  13,535,662
  U. S. government obligations             $  2,446,337                                                                     --
  Registered Investment Companies                    --     $   2,300,053     $  5,711,006                                  --
  Money market accounts                       2,294,691                --               --                              84,066
  Participant loans                                  --                --               --     $   1,500,938                --
                                           ------------------------------------------------------------------------------------

     TOTAL INVESTMENTS                        4,741,028         2,300,053        5,711,006         1,500,938        13,619,728

RECEIVABLES
  Employee contributions                         62,643            51,743          124,788                --           106,872
  Company contributions                              --                --               --                --           107,226

ACCRUED INTEREST RECEIVABLE                      54,914                71               98                --               394
                                           ------------------------------------------------------------------------------------

     NET ASSETS AVAILABLE FOR BENEFITS     $  4,858,585     $   2,351,867     $  5,835,892     $   1,500,938     $  13,834,220
                                           ====================================================================================

                                                Total
                                                -----
                   ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock    $  13,535,662
  U. S. government obligations                  2,446,337
  Registered Investment Companies               8,011,059
  Money market accounts                         2,378,757
  Participant loans                             1,500,938
                                            -------------

     TOTAL INVESTMENTS                         27,872,753

RECEIVABLES
  Employee contributions                          346,046
  Company contributions                           107,226

ACCRUED INTEREST RECEIVABLE                        55,477
                                            -------------

     NET ASSETS AVAILABLE FOR BENEFITS      $  28,381,502
                                            =============

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the year ended December 31, 1997

                                                                   Participant Directed Funds
                                       --------------------------------------------------------------------------------
                                                                          Formerly
                                                                           Fund C                           Fidelity
                                          Fund A          Fund B        Quaker State        Fund D           Puritan
                                       Income Fund      Bond Fund        Stock Fund       Equity Fund         Fund
                                       -----------      ---------       ------------      -----------         ----
CONTRIBUTIONS
  Employee                             $    99,960     $     35,637     $  1,241,441     $     59,079     $    314,093
  Company                                       --               --               --               --               --
                                       --------------------------------------------------------------------------------
                                            99,960           35,637        1,241,441           59,079          314,093

INVESTMENT INCOME
  Dividends                                     --               --           45,916               --               --
  Interest                                  28,996           25,059           31,508            5,570          119,293

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                            (6,574)          (6,880)         224,025          342,840          108,984

DISTRIBUTIONS AND WITHDRAWALS             (370,550)         (72,326)      (1,515,281)        (257,170)        (109,400)

NET TRANSFERS
  Among funds                           (4,610,417)      (2,333,357)        (770,798)      (5,986,211)         890,200
  From other plans                              --               --           35,670               --          318,091
                                       --------------------------------------------------------------------------------
NET CHANGE                              (4,858,585)      (2,351,867)        (707,519)      (5,835,892)       1,641,261

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                      4,858,585        2,351,867        6,337,600        5,835,892               --
                                       --------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                          $        --     $         --     $  5,630,081     $         --     $  1,641,261
                                       ================================================================================

                                                 Participant Directed Funds
                                       --------------------------------------------
                                                                         Fidelity
                                         Fidelity        Fidelity       Investment
                                         Magellan       Contrafund      Grade Bond
                                           Fund            Fund            Fund
                                           ----            ----            ----
CONTRIBUTIONS
  Employee                             $   521,832     $    533,080     $   232,861
  Company                                       --               --              --
                                       --------------------------------------------
                                           521,832          533,080         232,861

INVESTMENT INCOME
  Dividends                                     --               --              --
  Interest                                 137,426          232,420         129,798

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                           193,588          258,553          22,458

DISTRIBUTIONS AND WITHDRAWALS              (87,232)        (100,596)       (150,663)

NET TRANSFERS
  Among funds                            1,295,177          831,525       1,264,668
  From other plans                         210,385          977,481         239,010
                                       --------------------------------------------
NET CHANGE                               2,271,176        2,732,463       1,738,132

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                             --               --              --
                                       --------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                          $ 2,271,176     $  2,732,463     $ 1,738,132
                                       ============================================

                                                                   (Continued)

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                      For the year ended December 31, 1997

                                                                        Participant Directed Funds
                                              -------------------------------------------------------------------------------
                                                 Fidelity        Fidelity         Fidelity         Fidelity
                                                 Growth &       Low-Priced       Diversified      Retirement
                                                  Income           Stock        International     Money Market
                                                   Fund             Fund             Fund             Fund            Loans
                                                   ----             ----             ----             ----            -----
CONTRIBUTIONS
  Employee                                    $  1,423,387     $    457,079     $    198,537     $    293,519
  Company                                               --               --               --               --
                                              -------------------------------------------------------------------------------
                                                 1,423,387          457,079          198,537          293,519

INVESTMENT INCOME
  Dividends                                             --               --               --               --
  Interest                                         412,915          143,498           34,380          161,416

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                                 1,154,719          215,327           20,787               --

DISTRIBUTIONS AND WITHDRAWALS                     (408,303)         (45,885)         (41,143)        (399,933)   $   (106,386)

NET TRANSFERS
  Among funds                                    5,583,824        1,427,962          521,834        1,972,442         559,081
  From other plans                                 449,171               --          127,264          560,222              --

                                              -------------------------------------------------------------------------------
NET CHANGE                                       8,615,713        2,197,981          861,659        2,587,666         452,695

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                     --               --               --               --       1,500,938
                                              -------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                 $  8,615,713     $  2,197,981     $    861,659     $  2,587,666    $  1,953,633
                                              ===============================================================================

                                                      Non-Participant
                                                         Directed
                                              -------------------------------
                                                 Formerly
                                                  Fund C
                                               Quaker State
                                                Stock Fund           Total
                                                ----------           -----
CONTRIBUTIONS
  Employee                                                      $   5,410,505
  Company                                     $  1,574,142          1,574,142
                                              -------------------------------
                                                 1,574,142          6,984,647

INVESTMENT INCOME
  Dividends                                         48,901             94,817
  Interest                                           5,484          1,467,763

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                                   324,967          2,852,794

DISTRIBUTIONS AND WITHDRAWALS                     (675,229)        (4,340,097)

NET TRANSFERS
  Among funds                                     (645,930)                --
  From other plans                                 516,841          3,434,135

                                              -------------------------------
NET CHANGE                                        1,149,176        10,494,059

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                               7,496,620        28,381,502
                                              -------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                 $   8,645,796     $  38,875,561
                                              ===============================

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the year ended December 31, 1996

                                                                                                              Participant
                                                                                                             Directed and
                                                                                                            Non-Participant
                                                            Participant Directed Funds                         Directed
                                        -----------------------------------------------------------------   ---------------
                                                                                                                Fund C
                                           Fund A             Fund B          Fund D                         Quaker State
                                         Income Fund        Bond Fund       Equity Fund         Loans         Stock Fund
                                         -----------        ---------       -----------         -----        ------------
 CONTRIBUTIONS
    Employee                            $     775,395     $     454,259     $    992,063                     $     972,764
    Company                                        --                --               --                         1,277,279
                                        ----------------------------------------------------------------------------------
                                              775,395           454,259          992,063                         2,250,043
 INVESTMENT INCOME
    Dividends                                      --                --          359,311                           426,042
    Interest                                  347,419           145,862           39,760                            46,040

 NET APPRECIATION (DEPRECIATION)
   OF INVESTMENTS                             (78,588)          (29,465)         711,435                         1,799,405

 NET TRANSFERS
   Among funds                               (184,307)           19,980           89,137     $   (178,986)         254,176

 DISTRIBUTIONS AND WITHDRAWALS             (1,729,510)         (554,980)      (1,260,671)              --       (6,121,520)
                                        ----------------------------------------------------------------------------------

 NET CHANGE                                  (869,591)           35,656          931,035         (178,986)      (1,345,814)

 NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                        5,728,176         2,316,211        4,904,857        1,679,924       15,180,034
                                        ----------------------------------------------------------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS,
   End of year                          $   4,858,585     $   2,351,867     $  5,835,892     $  1,500,938    $  13,834,220
                                        ==================================================================================


                                            Total
                                            -----
 CONTRIBUTIONS
    Employee                            $   3,194,481
    Company                                 1,277,279
                                        -------------
                                            4,471,760
 INVESTMENT INCOME
    Dividends                                 785,353
    Interest                                  579,081

 NET APPRECIATION (DEPRECIATION)
   OF INVESTMENTS                           2,402,787

 NET TRANSFERS
   Among funds                                     --

 DISTRIBUTIONS AND WITHDRAWALS             (9,666,681)
                                        -------------

 NET CHANGE                                (1,427,700)

 NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                       29,809,202
                                        -------------

 NET ASSETS AVAILABLE FOR BENEFITS,
   End of year                          $  28,381,502
                                        =============

    The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   -----------


1.       MAJOR FEATURES OF THE PLAN:

         General

         The Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) is a defined contribution and profit sharing plan available to eligible employees of Quaker State Corporation and certain of its subsidiaries (Quaker State or the Company) who have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Organization and Compensation Committee of the Quaker State Board of Directors administers the Plan. Reference should be made to the Quaker State Corporation Thrift and Stock Purchase Plan Summary Plan Description and Prospectus for a detailed description of the Plan including eligibility, vesting, employee and Company contributions, investment options, withdrawals, borrowings by participants and termination of the Plan.

         Investment Options

         Effective February 1, 1997, certain funds managed by Fidelity Investments, a registered investment advisor, became the investment options of the Plan. All Company contributions are invested in the Quaker State Stock Fund; however, participants may select any one or more of the funds for their contributions.
         The investment options are as follows:

         o Fidelity Retirement Money Market Portfolio - A fund primarily invested in short-term money market securities of U.S. and foreign issuers.
         o Fidelity Investment Grade Bond Fund - A fund that invests at least 65% of its portfolio in investment-grade fixed-income securities including a broad range of corporate debt securities that are investment grade.
         o Fidelity Puritan Fund - A balanced fund primarily invested in a combination of equity and fixed income securities.
         o Fidelity Growth & Income Portfolio - A growth and income fund invested primarily in domestic securities focusing on those that pay current dividends and offer potential growth of earnings.
         o Fidelity Contrafund - A growth fund which seeks long-term capital appreciation by investing mainly in the securities of companies believed to be undervalued.
         o Fidelity Low-Priced Stock Fund - A growth fund primarily invested in domestic and foreign low-priced stocks that may be undervalued.
         o Fidelity Magellan Fund - A growth fund primarily invested in securities of companies with above-average growth potential.
         o Fidelity Diversified International Fund - An international fund invested primarily in equity securities of companies outside the United States.
         o Quaker State Stock Fund - A fund invested primarily in Quaker State common stock with a small amount invested in short-term instruments.

         Prior to February 1, 1997, only four funds were available for investment. Fund A, the Income Fund, was composed of Compass Capital Money Market funds and bonds or other obligations issued by the U.S. Government. Fund B was the Compass Capital Intermediate Government Portfolio, a registered investment company, comprised of a portfolio of fixed income securities. Fund C, the Quaker State Stock Fund, is composed of Quaker State capital stock. Fund D was the Compass Capital Index Equity Portfolio, a registered investment company, comprised of a diversified portfolio of corporate stocks. Participant directed and non-participant directed funds included in Fund C at December 31, 1996 were as follows:


                                               Units                   Dollars
                                              -------                ----------
         Participant directed                 171,903                $6,337,600
         Non-participant directed             203,340                 7,496,620

                                   -----------


1.        MAJOR FEATURES OF THE PLAN, continued

         Investments in Fund C represent shares of Quaker State capital stock, and, therefore, transactions within Fund C also qualify as exempt party-in-interest transactions.

         In 1996, the recordkeeper for the Plan was William M. Mercer Company, Inc. On February 1, 1997, the Plan changed recordkeeper to Fidelity Institutional Retirement Services Company and the trustee to Fidelity Management Trust Company.

         Contributions

         Under the Plan, participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) up to the lesser of 15% of their compensation or $10,000 (as adjusted annually by the Internal Revenue Service). In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 15% of the participant's compensation. For contribution purposes, not more than $160,000 of a participant's compensation (as adjusted annually by the Internal Revenue Service) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total contributions paid each pay date up to a maximum of 3% of that participant's compensation. In addition, the Plan accepts rollover contributions from employees' former employer qualified plans and conduit IRAs.

         Vesting

         Participants are fully vested in their contributions plus actual earnings thereon. Participants are also fully vested in Regular Company Contributions and Company Profit Sharing Contributions.

         Participant Accounts and Benefit Payments

         An account is maintained for each participant, which is credited with the participant's contributions and allocation of (a) the Company's contributions, and (b) Plan earnings. Allocations are based on participant contributions, other than rollover contributions, or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account. As of December 31, 1997 and 1996, there were 2,833 and 1,966 participants in the Plan, respectively.

         Amendments

         In February 1997, the Plan was amended to: (1) change the minimum contribution percentage to each fund from 10% to 1% increments; (2) make immediate participation available to new employees over 21 years of age; (3) make Plan accounting and transaction processing daily; (4) increase the number of investment options available under the Plan to a maximum of ten investments, one of which would be Quaker State capital stock; (5) change the method of calculating the interest rate on loans;
         (6) make other changes necessary to comply with the new recordkeeper and trustee systems; and (7) make amendments required by the Small Business Job Protection Act of 1996.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

                                   -----------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

         Investments

         Investments are carried at fair value in the accompanying financial statements. Investments in Quaker State capital stock are valued at the closing price on the last business day of the period. Investments in money market accounts are carried at cost which approximates market. Registered investment companies are valued at market determined by quoted market prices. Participant loans receivable are valued at cost which approximates market.

         Purchases and sales of Quaker State capital stock are reflected on a trade-date basis. Gains and losses are based on average cost for Quaker State capital stock.

         Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on Quaker State capital stock and net increase (decrease) in the value of the Plan's interest in mutual funds.

         Other

         Administrative expenses, including trustee, legal, auditing and other fees, are paid by Quaker State and, therefore, are not expenses of the Plan.

         The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and amounts included as changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         The Plan provides for various investment options including investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3.       INVESTMENTS:

         Investments that represent 5% or more of the Plan's net assets are:


                               FUNDS                                      1997                1996
                               -----                                      ----                ----
          Fidelity Magellan Fund                                   $   2,237,095                     --
          Fidelity Contrafund                                          2,699,960                     --
          Fidelity Growth & Income Fund                                8,536,472                     --
          Fidelity Low-Priced Stock Fund                               2,171,905                     --
          Fidelity Retirement Money Market Fund                        2,573,912                     --
          Compass Capital Money Market                                        --          $   2,378,757
          Compass Capital Intermediate Government Portfolio                   --              2,300,053
          Quaker State Corporation Stock                              13,802,068             13,535,662
          Compass Capital Index Equity Portfolio                              --              5,711,006
          Participant Loans                                            1,953,633              1,500,938

                                   -----------


4.       PARTICIPANT LOANS:

         Participants are permitted to borrow against all or a portion of their Tax-Deferred Contribution and Company Profit-Sharing Contribution units within prescribed limitations and pursuant to nondiscriminatory rules established by the Committee. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the Employee Loan Account. Each loan is to be repaid over a period not to exceed five years or ten years for certain loans related to a participant's primary residence.

         The interest rate applied to a current loan is the rate set by the Compensation Committee from time to time determined by periodically comparing rates at various banks. Principal and interest payments are generally made through payroll deductions and are credited to the participant's individual Plan account(s). Loans totaling $1,275,409 and $756,703 were made from the Plan, and repayments, including interest of $134,154 and $118,203, totaling $956,868 and $1,053,892 were received by the Plan during the years ended December 31, 1997 and 1996, respectively.

         As of December 31, 1997, there were 852 loans to participants, maturing from 1998 to 2007, with interest rates ranging between 7% and 10.5%.

5.       FEDERAL INCOME TAXES:

         The Internal Revenue Service has determined and most recently informed the Plan by letter dated January 27, 1998, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes. Certain prior and any subsequent amendments to the Plan are subject to Internal Revenue Service review and approval. The Plan administrator and its legal counsel do not anticipate that such changes will affect the qualified and tax-exempt status of the Plan and Trust, respectively.

         Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

         Company contributions and earnings reinvested into the various funds are not taxable to the participant until distribution.

6.       PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.       MERGER OF THE QUAKER STATE EMPLOYEE STOCK OWNERSHIP PLAN AND OTHER
         PLANS:

         Effective December 31, 1997, the Quaker State Employee Stock Ownership Plan (ESOP) was merged into the Plan. In January 1997, the Plan was amended to merge the Blue Coral, Slick 50 and Tye Distributing 401(K) plans into the Plan and to add Blue Coral-Slick 50 Ltd. as a participating company. To the extent not otherwise provided in the Plan, the benefits, rights, and features of the subsidiary plans shall be protected and provided to the extent required by applicable law.

                                  -------------


8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         The Form 5500 has not yet been filed; however, the treatment of distributions due to participants is the only anticipated difference between the Statements of Net Assets and Changes in Net Assets and the Form 5500.

         The following is a reconciliation of net assets available for benefits per the financial statements to amounts anticipated to be reported in the Form 5500:


                                                                                            1997
                                                                                            ----
           Net assets available for benefits per the financial statements             $   38,875,561
           Amounts allocated to withdrawing participants                                     (20,960)
                                                                                      --------------
           Net assets available for benefits per the Form 5500                        $   38,854,601
                                                                                      ==============


         The following is a reconciliation of distributions to withdrawing participants per the financial statements to amounts anticipated to be reported in the Form 5500:


                                                                                               YEAR ENDED
                                                                                            DECEMBER 31, 1997
                                                                                            -----------------
         Distributions to withdrawing participants per the financial statements             $       4,340,097
         Add:  Amounts allocated to withdrawing participants at December 31, 1997                      20,960
         Less:  Amounts allocated to withdrawing participants at December 31, 1996                 (1,285,486)
                                                                                            -----------------
         Distributions to withdrawing participants per the Form 5500                        $       3,075,571
                                                                                            =================


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.       SUBSEQUENT EVENT:

         On April 14, 1998, the Company, Pennzoil Company (Pennzoil) and certain Pennzoil subsidiaries entered into an Agreement and Plan of Merger (the Merger Agreement). The Merger Agreement and related agreements provide for the separation of Pennzoil's motor oil, refined products and franchise operations from its exploration and production operations and for the combination of the motor oil, refined products and franchise operations with the Company. Closing under the Merger Agreement is conditioned on, among other things, approval by the Company's stockholders, expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (which expired on May 27, 1998) and receipt of a favorable tax ruling from the Internal Revenue Service. Management has not determined the effect of the Merger Agreement on the Plan.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997


                                                                          Cost             Value
                                                                          ----             -----
     Investments:
     *Quaker State Corporation Stock                             $     14,454,309    $   13,802,068
     Fidelity Puritan Fund                                              1,528,331         1,621,407
     Fidelity Magellan Fund                                             2,069,696         2,237,095
     Fidelity Contrafund                                                2,517,263         2,699,960
     Fidelity Investment Grade Bond Fund                                1,678,575         1,723,415
     Fidelity Growth & Income Fund                                      7,471,488         8,536,472
     Fidelity Low-Priced Stock Fund                                     1,971,186         2,171,905
     Fidelity Diversified International Fund                              833,446           847,759
     Fidelity Retirement Money Market Fund                              2,573,912         2,573,912
     Money Market funds                                                   325,369           325,369
     *Participant loans, 7% - 10.5%, due at various dates               1,953,633         1,953,633
                                                                 ----------------------------------
                                                                 $    37,377,208     $   38,492,995
                                                                 ==================================


     *  Denotes exempt party-in-interest

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                  (Transactions in excess of 5% of plan value)
                      for the year ended December 31, 1997


                                                                                                     Current Value
                                                                                                      of Asset on
                                          Description       Purchase      Selling        Cost of      Transaction     Net Gain
Identity of Party                          of Asset          Price         Price          Asset          Date          (Loss)
----------------------------------        ------------   ------------   ------------  -------------  -------------  -----------

Quaker State Stock                        Common Stock   $ 17,332,419                 $  17,332,419  $ 17,332,419
Quaker State Stock                        Common Stock                  $  4,573,968      4,573,968     4,632,253   $    58,285

Fidelity Puritan Fund                     Mutual Fund       1,875,252                     1,875,252     1,875,252            --
Fidelity Puritan Fund                     Mutual Fund                        362,829        346,921       362,829        15,908

Fidelity Magellan Fund                    Mutual Fund       2,410,352                     2,410,352     2,410,352            --
Fidelity Magellan Fund                    Mutual Fund                        366,844        340,656       366,844        26,188

Fidelity Contrafund                       Mutual Fund       3,249,362                     3,249,362     3,249,362            --
Fidelity Contrafund                       Mutual Fund                        807,954        732,098       807,954        75,856

Fidelity Investment Grade Bond            Mutual Fund       3,428,590                     3,428,590     3,428,590            --
Fidelity Investment Grade Bond            Mutual Fund                      1,727,632      1,750,014     1,727,632       (22,382)

Fidelity Growth & Income Fund             Mutual Fund      10,435,291                    10,435,291    10,435,291            --
Fidelity Growth & Income Fund             Mutual Fund                      3,053,539      2,963,803     3,053,539        89,736

Fidelity Low-Priced Stock Fund            Mutual Fund       2,114,414                     2,114,414     2,114,414            --
Fidelity Low-Priced Stock Fund            Mutual Fund                        157,835        143,227       157,835        14,608

Fidelity Diversified International        Mutual Fund         952,343                       952,343       952,343            --
Fidelity Diversified International        Mutual Fund                        125,372        118,898       125,372         6,474

Fidelity Retirement Money Market          Mutual Fund       5,947,143                     5,947,143     5,947,143            --
Fidelity Retirement Money Market          Mutual Fund                      3,373,231      3,373,231     3,373,231            --





                                           Number of
Identity of Party                         Transactions
----------------------------------        ------------

Quaker State Stock                            186
Quaker State Stock                            208

Fidelity Puritan Fund                         148
Fidelity Puritan Fund                         113

Fidelity Magellan Fund                        168
Fidelity Magellan Fund                        126

Fidelity Contrafund                           153
Fidelity Contrafund                           110

Fidelity Investment Grade Bond                165
Fidelity Investment Grade Bond                122

Fidelity Growth & Income Fund                 178
Fidelity Growth & Income Fund                 149

Fidelity Low-Priced Stock Fund                154
Fidelity Low-Priced Stock Fund                 97

Fidelity Diversified International            139
Fidelity Diversified International             87

Fidelity Retirement Money Market              159
Fidelity Retirement Money Market              127



                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                                    ---------

                           Annual Report on Form 11-K
                   for the fiscal year ended December 31, 1997

                                  EXHIBIT INDEX


Exhibit No.                              Description of Exhibit
-----------                              ----------------------
   23                                    Consent of Independent Accountants,
                                         filed herewith.